UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces Master Development Program investments and maximum rates for its airports for 2011-15

•   Master Development Program investments for next five
 years total Ps. 2,745.2 million

Monterrey, Mexico, December 29, 2010—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announced that it has received approval for its Master Development Program (MDP) and maximum rates for each of its airport concessionaires for the period 2011-2015 from the Ministry of Communications and Transportation (SCT), through the General Directorate for Civil Aviation (DGAC).

The Master Development Program (MDP) for each airport includes the investments that OMA is committed to make during the next five years in order to expand airport infrastructure to handle expected traffic growth, modernize facilities, and maintain the airports in accordance with domestic and international operating, safety, and security standards.

The MDP investments for the 13 airports for the period 2011-15 total Ps. 2,745.2 million, in constant pesos as of December 31, 2009.  Investments to meet the standards of the concession agreement, maintenance, and operational safety represent 82.5% of the five year total. An additional Ps. 404.3 million will be invested in airport security improvements, of which 70% will be carried out in the first two years. The new MDP also includes the creation of a land reserve for the Monterrey airport in order to ensure its future growth capacity.

The following table summarizes, in millions of pesos, the MDP investments by airport for the next five years.

Airport	2011	2012	2013	2014	2015	2011-2015
Acapulco	27.0	52.6	50.6	102.2	27.9	260.4
Ciudad Juárez	15.7	32.6	78.2	17.1	13.9	157.5
Chihuahua	21.4	32.6	48.8	12.9	9.4	125.0
Culiacán	48.3	48.9	80.6	62.8	48.6	289.1*
Durango	32.8	19.9	10.7	19.4	3.4	86.2
Monterrey	238.3	79.9	215.4	218.8	104.4	856.8**
Mazatlán	17.5	25.0	43.7	90.8	25.4	202.4
Reynosa	29.6	34.4	31.0	22.5	5.6	123.1
San Luis Potosí	17.3	18.6	49.1	45.0	37.4	167.4
Tampico	28.5	41.3	40.0	15.7	12.0	137.5
Torreón	27.9	12.1	31.7	22.4	3.8	97.9
Zacatecas	16.2	34.7	23.3	9.3	10.2	93.7
Zihuatanejo	15.8	41.1	23.2	44.0	24.1	148.2
Total	536.3	473.8	726.2	683.1	325.8	2,745.2
In millions of constant pesos as of December 31, 2009 * Includes Ps. 22.9 million already invested in operational safety ** Includes Ps. 77.3 million already invested in land reserves

Investments included in the MDP are expected to be recovered through revenues generated from aeronautical services. OMA’s revenues from aeronautical services are subject to a price regulation system established in the concession agreements with the SCT. This price regulation system establishes a “maximum rate” for each airport for each year in a five-year period. The maximum rate is the maximum amount of revenues per workload unit (one terminal passenger or 100 kg of cargo) that may be earned at an airport each year from regulated revenue sources. The maximum rate is calculated based on the 2011-15 MDP projections as approved (capital expenditures and operating costs and expenses), as well as other parameters including the reference value, discount rate, efficiency factor, and expected workload units.

The new maximum rates for OMA’s airports are shown in the following table, and are expressed in constant pesos as of December 31, 2009. The maximum rate for each succeeding year through 2015 will be reduced by the efficiency factor of 0.7%, measured in inflation-adjusted terms.

Airport	Maximum Rate 2011
Acapulco	172.88
Ciudad Juárez	135.25
Chihuahua	137.90
Culiacán	144.29
Durango	165.21
Monterrey	134.79
Mazatlán	160.70
Reynosa	156.20
San Luis Potosí	116.34
Tampico	156.94
Torreón	164.02
Zacatecas	175.01
Zihuatanejo	174.38

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:
•	Website: http://www.oma.aero

•	Twitter: http://twitter.com/OMAeropuertos

•	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: December 29, 2010